As filed with the Securities and Exchange Commission on April 4, 2006
Registration No. 333- **

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WHITTIER ENERGY CORPORATION
(Name of Registrant as specified in its charter)

Nevada	20-0539412
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

333 Clay Street, Suite 700 Houston, Texas 77002 (713) 850-1880	Bryce W. Rhodes President and Chief Executive Officer 333 Clay Street, Suite 700 Houston, Texas 77002 (713) 850-1880
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dallas Parker

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas  77002

(713) 654-8111

Facsimile: (713) 654-1871

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed aggregate maximum offering price	Amount of registration fee
Common stock, $0.001 par value	5,966,710	$10.00	$59,667,100	$7,022.82(1)
Common stock, $0.001 par value	849,374	$5.10	4,331,807	$509.85(2)
Common stock, $0.001 par value, issuable upon exercise of Warrants (3)	569,938	$7.50	4,274,535	$503.11(4)

(1)          Such shares were previously registered on the Registrant’s Form SB-2 filed August 9, 2005 (File No. 333-127320). The registration fee for such shares, which was determined in accordance with Rule 457(c) based upon a $10.00 per share average of the high and low prices for the Registrant’s common stock as reported on the OTCBB on August 4, 2005, was previously paid in connection with such registration.

(2)          Such shares were previously registered on the Registrant’s Form SB-2 filed September 16, 2004 (File No. 333-119048). The registration fee for such shares, which was determined in accordance with Rule 457(c) based upon a $5.10 per share average of the high and low prices for the Registrant’s common stock as reported on the OTCBB on September 10, 2004, was previously paid in connection with such registration.

(3)          Represents shares of our common stock issuable upon the exercise of warrants, which entitle warrant holders to purchase shares of our common stock at an exercise price of $7.50 per share.

(4)          Represents shares of our common stock issuable upon the exercise of warrants, which entitle warrant holders to purchase shares of our common stock at an exercise price of $7.50 per share. Such shares were previously registered on the Registrant’s Form
SB-2 filed September 16, 2004 (File No. 333-119048). The registration fee for such shares, which was determined in accordance with Rule 457(c) based upon an exercise price of $7.50 per share, was previously paid in connection with such registration.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

** Pursuant to Rule 429, the prospectus included in this Registration Statement on Form S-3 relates to  5,966,710 shares of common stock previously registered under the Registrant’s registration statement on Form SB-2, File No. 333-127320, and 1,359,312 shares of common stock previously registered under the Registrant’s registration statement on Form SB-2, File No. 333-119048, for which registration fees were previously paid. Accordingly, as provided by Rule 429(b), this Registration Statement on Form S-3 is also intended to be deemed a post-effective amendment to the Registrant’s Form SB-2, File No. 333-127320 and Form SB-2, File No. 333-119048.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2006

PROSPECTUS

7,386,022 Shares

Common Stock

This prospectus relates to the sale by the selling stockholders of up to 7,386,022 shares of our common stock, including up to 569,938 shares issuable upon the exercise of common stock purchase warrants at an exercise price of $7.50 per share, for the account of the stockholders named in this prospectus. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock that they are offering. We will pay the expenses of registering these shares.

On June 15, 2005, we sold 852,912 shares of Series A preferred stock to “accredited investors” in a private offering exempt from registration under the Securities Act of 1933. We entered into a registration rights agreement with the placement agent in the offering in which we agreed, for the benefit of the holders of the Series A preferred stock, to file a registration statement with the U.S. Securities and Exchange Commission, or the SEC, with respect to resales of the common stock issued upon the conversion of the Series A preferred stock. On December 27, 2005, all outstanding shares of Series A preferred stock automatically converted into 8,529,120 shares of common stock. We have agreed to use our reasonable best efforts to keep the registration statement effective until at least June 15, 2007 or such earlier date as all of the common stock issued upon the conversion of the Series A preferred stock has been sold.

During June 2004, we sold 92 units, each consisting of (i) 5,000 shares of Whittier’s common stock and (ii) a warrant to purchase 5,000 shares of common stock, to “accredited investors” in a private offering exempt from registration under the Securities Act of 1933. As a result, we issued a total of 460,000 shares of common stock and warrants for the purchase of an additional 460,000 shares of common stock at $7.50 per share. The warrants may be exercised at any time prior to the end of business on June 30, 2007. We agreed to file a registration statement with the SEC with respect to resales of the common stock issued in the private offering and the common stock to be issued upon conversion of the warrants. We also issued 9,938 shares of common stock and a warrant for 9,938 shares of common stock exercisable at $7.50 per share to a registered broker/dealer as payment for services rendered as placement agent in connection with this private offering. On June 16, 2004, in connection with our acquisition of certain oil and gas properties located in South Texas, we issued a warrant to the seller exercisable for an aggregate of 100,000 shares of common stock at an exercise price of $7.50 per share for a period of three years from the date of issuance.

Our common stock is listed on The NASDAQ National Market under the symbol “WHIT”. The last reported sales price per share of our common stock as reported on NASDAQ on April 3, 2006 was $7.39.

Investing in our common stock involves risks. Please read carefully the information under the headings “Risk Factors” beginning on page 3 and “Forward-Looking Statements” on page 22 of this prospectus before you invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a description of the securities that may be offered by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under “Where You Can Find More Information.”

i

THE COMPANY

Whittier Energy Corporation, a Nevada corporation, is an independent oil and gas exploration and production company primarily engaged in the acquisition, exploration and development of oil and gas properties in the continental United States. Our assets consist primarily of operated and non-operated working interests, royalty interests, partnership interests, and mineral acreage in various oil and gas properties, principally located in the Gulf Coast region, South Texas and the Permian Basin.

At December 31, 2005, our estimated total proved oil and gas reserves were approximately 32.8 billion cubic feet of gas equivalent, or Bcfe, consisting of 15.8 billion cubic feet, or Bcf, of natural gas and 2.8 million barrels of oil, or MMBbls. Approximately 75% of our proved reserves were classified as proved developed.

Our primary objective is to build shareholder value by creating a well-capitalized growth platform that provides an underlying base of assets and cash flow we can grow through acquisitions and drilling. Our strategy has been growth through acquisitions combined with a disciplined portfolio approach of investing in lower risk development drilling with exposure to higher return exploration opportunities. We have expanded our business strategy to encompass prospect generation and exploration activities as a result of our June 2005 acquisition of RIMCO Production Company, Inc., or RIMCO. For 2006, we have budgeted a total of $27.2 million for exploration and development activities, of which 70% is allocated to exploration.

Whittier is a Nevada corporation originally incorporated in the Province of British Columbia, Canada, in 1986, under the name Global Data Systems Corp. The Company changed its name to Olympic Resources Ltd. in 1993 and divested most of its Canadian assets in 2000, focusing its attention on gas producing properties in the United States. In January, 2003, Olympic reincorporated from British Columbia into the State of Wyoming. On September 10, 2003, Olympic acquired Whittier Energy Company, whose shareholders received approximately 85% of the outstanding shares of Olympic’s voting common stock. Olympic changed its name to Whittier Energy Corporation and reincorporated in the State of Nevada in December 2003. As of March 27, 2006, Whittier Energy Company’s former shareholders own approximately 30% of our outstanding common stock.

Our principal executive offices are located at 333 Clay Street, Suite 700, Houston, Texas 77002, telephone number (713) 850-1880, and our website can be found at www.whittierenergy.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.

Recent Developments

RIMCO Acquisition

On June 15, 2005, Whittier acquired RIMCO, a privately held Delaware corporation, for approximately $57.1 million, including $55 million in cash and $2.1 million in closing costs and net assumed liabilities. As a result of this transaction, we acquired working interests in approximately 116 active wells and one unit in 18 producing fields principally located in the Gulf Coast region in Texas, Louisiana, and Alabama. The properties acquired are located primarily within Whittier’s core Gulf Coast area, as well as two properties located in the Permian Basin. In Texas, major properties include the Tom East Field in Brooks County, the Esperson Dome Field in Liberty County, and the Windham Field in Midland County. In Louisiana, major properties include the West Coffee Bay Field in Lafourche Parish, the Vinton Dome Field in Calcasieu Parish, and the greater Duson area in Lafayette Parish. On August 26, 2005, Whittier sold its interest in the Big Escambia Creek Field in Escambia County, Alabama for $4.2 million, with an effective date of May 1, 2005. We had acquired a minor non-operated working interest in approximately eighteen wells in the Big Escambia Creek Field as part of our acquisition of RIMCO. The asset was sold as part of our ongoing strategy of rationalization of non-core properties to redeploy the capital into other investments that we believe will generate higher overall returns for Whittier.

Conversion from Successful Efforts to Full Cost Accounting

In conjunction with the acquisition of RIMCO, Whittier adopted the full cost method of accounting for its oil and gas activities. We believe that the full cost method of accounting more appropriately reflects the operating results of an independent oil and gas producer that expends significant amounts of capital on exploration activities in order to discover proved reserves. Accordingly, we concluded that full cost accounting is preferable to the successful efforts method of accounting for Whittier’s oil and gas activities on a post-acquisition basis. We arrived at this conclusion based on a number of considerations, including: 1) the material size of the transaction and RIMCO’s historical use of full cost accounting; 2) the composition of RIMCO’s acquired assets; 3) the nature of RIMCO’s prospect generation business and technical personnel; and 4) our anticipated exploration projects and capital expenditures subsequent to the acquisition.

Credit Facility

In connection with the acquisition of RIMCO, on June 15, 2005 Whittier entered into a $75 million revolving credit facility with BNP Paribas as the lead bank and administrative agent. Whittier initially borrowed $20 million from the credit facility to partially fund the acquisition and to fully repay approximately $8.5 million in principal and accrued interest outstanding on our previous revolving credit facility with Compass Bank, as well as $1 million of bank debt held by RIMCO. During 2005, Whittier repaid $6 million in principal outstanding on the credit facility, leaving approximately $14 million in principal outstanding as of March 27, 2006. The borrowing base of the credit facility was $26.5 million as of March 27, 2006, and is subject to review and adjustment on a semiannual basis. Amounts outstanding under the revolver bear interest at specified margins over the London Interbank Offered Rate of 1.50% to 2.25%. Such margins fluctuate based on the utilization of the credit facility. All amounts drawn under the revolver mature June 15, 2008.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following factors relating to our company and our common stock should be considered carefully before making an investment decision.

Risks Related to Our Business and Industry

Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.

Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

Prices for oil and natural gas have increased significantly over the past eighteen months. Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile. Among the factors that can cause volatility are:

•                  the domestic and foreign supply of oil and natural gas;

•                  the ability of members of the Organization of Petroleum Exporting Countries (“OPEC”) and other producing countries to agree upon and maintain oil prices and production levels;

•                  changes in foreign exchange rates;

•                  political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

•                  the level of consumer product demand;

•                  the growth of consumer product demand in emerging markets, such as China;

•                  labor unrest in oil and natural gas producing regions;

•                  weather conditions;

•                  the price and availability of alternative fuels;

•                  the price of foreign imports;

•                  worldwide economic conditions; and

•                  the availability of liquid natural gas imports.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

We may not be able to replace production with new reserves through our drilling or acquisition activities.

In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Our future oil and natural gas production is highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

As of March 27, 2006 our bank debt is $14 million and we have approximately $5 million in cash and $11 million in available borrowing capacity, net of lines of credit, outstanding under our bank revolving credit facility. The borrowing base limitation under our credit facility will be semi-annually redetermined. Redeterminations will be based upon a number of factors, including commodity prices and reserve levels. The first redetermination date occurred in December 2005, and our next redetermination is expected to occur in June 2006. Upon a redetermination, we could be required to repay a portion of our bank debt. We may not have sufficient funds to make such repayments, which could result in a default under the terms of the credit agreement and an acceleration of the loan. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

•                  a portion of our cash flow from operations is used to pay interest on borrowings;

•                  the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•                  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•                  a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•                  any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

Our ability to finance our business activities will require us to generate substantial cash flow.

Our business activities require substantial capital. We have budgeted total capital expenditures for 2006 of approximately $27.2 million. We intend to finance our capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. We cannot be certain that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•                  production levels from existing wells;

•                  prices of oil and natural gas;

•                  our results in locating and producing new reserves;

•                  the success and timing of development of proved undeveloped reserves; and

•                  general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing by issuing debt and/or equity. We cannot be certain that any additional financing will be available to us on acceptable terms. Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. The level of our debt financing could also materially affect our operations.

If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we are unable to obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related factors, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

Estimates of oil and natural gas reserves are uncertain and inherently imprecise and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

Proved reserves are estimated reserves of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

This prospectus contains estimates of our proved oil and natural gas reserves and the estimated future net revenues from such reserves. These estimates are based upon various assumptions, including those related to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

At December 31, 2005, approximately 25% of our estimated proved reserves were undeveloped. Estimates of undeveloped reserves are less certain than estimates of developed reserves. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.

The standardized measure of discounted future net cash flows (“PV-10”) included in this prospectus is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses. The estimated future net cash flows are then discounted using a rate of 10% a year to reflect the estimated timing of the future cash flows.

In addition, you should not construe our estimate of PV-10 as the current market value of the estimated oil and natural gas reserves attributable to our properties. We have based the estimated discounted future net cash flows from proved reserves on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flow, including:

•                  prices of oil and natural gas;

•                  the amount and timing of actual production;

•                  the cost, timing and success in developing proved undeveloped reserves;

•                  supply and demand for oil and natural gas;

•                  curtailments or increases in consumption by oil and natural gas purchasers; and

•                  changes in governmental regulations or taxation.

The timing of the production of oil and natural gas properties and of the related expenses affect the timing of actual future net cash flow from proved reserves and, thus, their actual value. In addition, the 10% discount factor, which is used to calculate PV-10, is not necessarily the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

We depend on the skill, ability and decisions of third party operators to a significant extent.

As of March 27, 2006, we operate approximately 35% of our estimated proved reserves. The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to

•                  make decisions,

•                  perform their services,

•                  discharge their obligations,

•                  deal with regulatory agencies, or

•                  comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.

Our future performance will be substantially dependent on retaining key members of our management group and certain independent contractors. The loss of the services of any of our executive officers, other key employees or independent contractors for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our business is highly competitive.

The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

Hedging transactions may limit our potential gains.

To manage our exposure to price risks in the marketing of our oil and natural gas production, we have and will enter into oil and natural gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

•                  our production is less than expected;

•                  there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•                  the counterparties to our hedging agreements fail to perform under the contracts.

Our oil and natural gas activities are subject to various risks which are beyond our control.

Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

•                  human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

•                  blowouts, fires, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

•                  unavailability of materials and equipment;

•                  engineering and construction delays;

•                  unanticipated transportation costs and delays;

•                  unfavorable weather conditions;

•                  hazards resulting from unusual or unexpected geological or environmental conditions;

•                  environmental regulations and requirements;

•                  accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

•                  changes in laws and regulations, including laws and regulations applicable to oil and gas activities or markets for the oil and natural gas produced;

•                  fluctuations in supply and demand for oil and gas causing variations of the prices we receive for our oil and natural gas production; and

•                  the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and gas prices.

As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may be materially adversely affected and may differ materially from those anticipated by us.

Governmental and environmental regulations could adversely affect our business.

Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

•                  from a well or drilling equipment at a drill site;

•                  from gathering systems, pipelines, transportation facilities and storage tanks;

•                  damage to oil and natural gas wells resulting from accidents during normal operations; and

•                  blowouts, adverse weather conditions, cratering and explosions.

Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and gas activities.

We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•                  personal injury;

•                  bodily injury;

•                  third party property damage;

•                  medical expenses;

•                  legal defense costs;

•                  pollution in some cases;

•                  well blowouts in some cases; and

•                  worker’s compensation.

There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operation to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

Title to the properties in which we have an interest may be impaired by title defects.

We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

Failure to achieve and maintain effective internal control over our financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

Under current rules of the SEC, beginning with our annual report for the fiscal year ended December 31, 2007, we will be required to document and test our internal controls over financial reporting so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of related SEC rules in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions, if any, or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. The assessment of our internal controls over financial reporting will require us to expend significant management and employee time and resources and incur significant additional expense.

During the course of our assessment of the effectiveness of our internal controls over financial reporting, we may identify material weaknesses in our internal controls over financial reporting, as well as any other weaknesses or deficiencies that may exist or hereafter arise or be identified, which could harm our business and operating results, and could result in adverse publicity, regulatory scrutiny and a loss of investor confidence in the accuracy and completeness of our financial reports. In turn, this could have a material adverse effect on our stock price, and, if such weaknesses are not properly remediated, could adversely affect our ability to report our financial results on a timely and accurate basis. Although we believe we would be able to take steps to remediate any material weaknesses we may discover, we cannot assure you that this remediation would be successful or that additional deficiencies or weaknesses in our controls and procedures would not be identified. In addition, we cannot assure you that our independent registered public accounting firm will agree with our assessment that any identified material weaknesses have been remediated. Moreover, we will continue to operate at a relatively small staffing level. Our control procedures have been designed with this staffing level in mind; however, they are highly dependent on each individual’s performance of controls in the required manner. The loss of accounting personnel, particularly our chief financial officer, would adversely impact the effectiveness of our control environment and our internal controls, including our internal controls over financial reporting.

Risks Related to Our Common Stock

Our directors, executive officers and principal stockholders own a significant percentage of our shares, which will limit your ability to influence corporate matters.

As of March 27, 2006, our directors, executive officers and other principal stockholders own approximately 48% of our outstanding common stock. Accordingly, these stockholders have, and can be expected to have, a significant voice in our affairs, in the outcome of stockholder voting concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation and bylaws, and the approval of mergers and other significant corporate transactions.

Future sales of our common stock by our existing stockholders may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline and impair our ability to raise capital through the sale of additional common or preferred stock. As of March 27, 2006, approximately 12.5 million shares of our common stock were outstanding, and approximately 2.0 million shares of common stock were issuable upon the exercise of outstanding options and warrants. Substantially all of these shares are, or upon issuance will be, freely tradable or have registration rights, including the 7,386,022 shares of common stock offered in this prospectus.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders. We are currently authorized to issue 100 million shares of common stock and one million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. Issuance of additional shares of common stock may substantially dilute the ownership interests of our existing stockholders. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public or private placements of our securities for capital raising purposes, or for other business purposes. Any such issuance would further dilute the interests of our existing stockholders.

The trading price of our common stock may be volatile.

The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In addition, we have filed registration statements to permit the public resale of an aggregate of approximately 9.6 million shares of common stock and certain of our shareholders have demand and piggyback registration rights. The influx of such a substantial number of shares into the public market could have significant negative effect on the trading price of our common stock. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

Provisions in our organizational documents and under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Nevada law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our articles of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include board authority to issue preferred stock and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Nevada law imposes restrictions on mergers and other business combinations between us and any holder of 10% or more of our outstanding common stock.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders referred to in this prospectus. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Please read the section entitled “Selling Stockholders” for a list of the persons that may receive proceeds from the sale of common stock covered in this prospectus.

We could receive up to $4,274,535 upon the exercise of warrants referred to in this prospectus, which expire in June 2007. We expect to use the proceeds received from any exercise of the warrants for general working capital purposes.

DESCRIPTION OF WHITTIER CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. However, this description is not complete and is qualified by reference to our articles of incorporation and bylaws. Copies of our articles of incorporation and bylaws have been filed with the SEC. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Authorized Capital Stock

Pursuant to our articles of incorporation, we are authorized to issue an aggregate of 100 million shares of common stock, par value of $0.001 per share, and one million shares of preferred stock, par value $0.001 per share. On March 27, 2006, we had 12,515,265 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Stockholders do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Our credit facility restricts our ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

Other rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

Our board of directors has the authority to issue up to one million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of Whittier by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of our management. The issuance of shares of the preferred stock by the board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Whittier may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Warrants

On June 16, 2004, in connection with our acquisition of certain oil and gas properties in South Texas, we issued a warrant to Frederick W. Zimmerman, d/b/a Island Resources, exercisable for an aggregate of 100,000 shares of common stock at an exercise price of $7.50 per share for a period of three years from the date of issuance.

Between June 16, 2004 and June 30, 2004, we issued warrants to purchase an aggregate of approximately 569,938 shares of common stock at a price of $7.50 per share. These warrants entitle each holder to purchase shares of our common stock over a period of three years from the date of issuance.

This prospectus covers the sale by the selling stockholders of the above-referenced common stock underlying the warrants.

Nevada Anti-Takeover Law and Certain Charter and Bylaw Provisions

Nevada law. We are subject to the provisions of the Nevada private corporation law, which are anti-takeover provisions. In general, the provisions of Sections 78.411-444 prohibit a publicly held Nevada corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 10% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage some types of transactions that may involve actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the potential restructuring or sale of all or a part of our company. However, these provisions could discourage potential acquisition proposals and could delay or prevent a change in control of Whittier. They may also have the effect of preventing changes in our management.

Charter and bylaw provisions. Our articles of incorporation and bylaws do not exclude us from these restrictions.

Indemnification for Securities Act Liabilities

Our articles of incorporation limit the personal liability of Whittier’s officers and directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Nevada Revised Statutes, or NRS. Our bylaws also provide for Whittier to indemnify directors and officers to the fullest extent permitted by the NRS. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors or officers.

Under Nevada law, a corporation may indemnify a director or officer if (i) he or she is not liable pursuant to Section 78.138 of the NRS for breaching fiduciary duties as an officer or director or where breach of duties did not involve an officer’s or director’s intentional misconduct, fraud or a knowing violation of law, or (ii) he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In connection with our June 15, 2005 private placement of common stock, we entered into a placement agreement with Friedman, Billings, Ramsey & Co., Inc. setting forth the terms and conditions upon which that firm, as the placement agent, agreed to offer subscriptions for the shares of Series A preferred stock sold in the private placement. The placement agreement provides that our obligations to sell the shares of Series A preferred stock and the obligations of the purchasers are subject to certain conditions. Pursuant to the placement agreement, we have agreed to indemnify the placement agent and holders of the Series A preferred stock, and such holders are required to indemnify us and our officers, directors and other affiliates, against certain liabilities, including liabilities under the securities laws, and the indemnified parties have a right to contribution for payments that they may be required to make in respect of those liabilities.

Transfer Agent and Registrar

The Transfer Agent and Registrar for Whittier’s common stock is American Stock Transfer & Trust Company. Its phone number is (800) 937-5449.

Stock Exchange Listing

Our common stock currently is listed on the Nasdaq National Market under the symbol “WHIT.”

SELLING STOCKHOLDERS

The shares of our common stock covered by this prospectus are being offered by the selling stockholders listed in the table below. This prospectus will not cover subsequent sales of common stock purchased from a selling stockholder named in this prospectus.

No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of a registration rights agreement between us and the placement agent on behalf of certain selling stockholders, and subscription agreements between us and certain other selling stockholders.

The following table sets forth the name of each selling stockholder, the nature of any position, office, or other material relationship which the selling stockholder has had, within the past three years, with us or with any of our predecessors or affiliates, the amount of shares of our common stock beneficially owned by such stockholder prior to the offering, the amount being offered for the stockholder’s account and the amount to be owned by such stockholders after completion of the offering.

We prepared the table based on information supplied to us by the selling stockholders and our transfer agent. We have not sought to verify such information. Additionally, the selling stockholders may have sold or transferred some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act since the date on which the information in the table was provided to us. Other information about the selling stockholders may also change over time.

Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Being Offered Hereby	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
Adam J. Rhodes 1981 Trust (1) (2)	35,000	20,000	15,000	*
Adventure Seekers Travel (3)	228,916	17,400	171,516	1.4%
Alice R. Hudspeth (4)	9,000	9,000	0	*
Alpha US Sub Fund I, LLC (5)	45,770	45,770	0	*
Ann B. Wilson	4,000	4,000	0	*
Axia Offshore Partners LTD (5)	64,006	64,006	0	*
Axia Partners LP (6)	63,850	63,850	0	*
Axia Partners Qualified LP (6)	117,737	117,737	0	*
BBT Fund LP (7)	74,590	74,590	0	*
Beachstone Joint Venture LTD (1) (8)	40,000	40,000	0	*
Bermuda Partners LP (9)	34,700	34,700	0	*
Blueprint Partners LP (10)	54,160	54,160	0	*
Boston Partners Long/Short Equity Fund (11)	108,920	108,920	0	*
Boston Partners Long/Short Equity LP 3c1 (11)	13,000	13,000	0	*
Bright Capital Long/Short Equity Partners (11)	15,100	15,100	0	*
British Columbia Investment Management Corporation (12)	100,000	100,000	0	*
Bruce E. Gerhardt (1)	10,000	10,000	0	*
Bruce Slovin	10,000	10,000	0	*
Bryce W. Rhodes 1975 Trust (1) (3)	228,916	20,000	171,516	1.4%
Bryce W. Rhodes IRA (1) (3)	228,916	20,000	171,516	1.4%
Castlerock Fund, Ltd. (9)	154,000	154,000	0	*
CastleRock Partners II LP (13)	20,000	20,000	0	*
CastleRock Partners LP (13)	246,000	246,000	0	*
Cenco (Wray & Todd) (4)	32,000	32,000	0	*
Charles B. Ceisel	3,000	3,000	0	*
Charles O. Buckner (1) (14)	43,197	18,700	24,497	*
Charles Schwab & Co., Inc FBO John Black, IRARollover (4)	5,500	5,500	0	*
Charles Schwab & Co., Inc, FBO Barnett L. Gershen, IRA Rollover (4)	3,350	3,350	0	*
Charles Schwab & Co., Inc, FBO Brookstone L.P. Esp FBO John D. Carson (4)	4,150	4,150	0	*
Charles Schwab & Co., Inc, FBO C. Rodney and Rebecca Broesche (4)	1,850	1,850	0	*
Charles Schwab & Co., Inc, FBO Gerald Wayne Broesche and Brook Anne Broesche (4)	7,500	7,500	0	*
Charles Schwab & Co., Inc. FBO Adam Naaman Md Employee Profit Sharing Plan (4)	4,000	4,000	0	*

Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Being Offered Hereby	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
Charles Schwab & Co., Inc. FBO Black Foundation (4)	2,400	2,400	0	*
Charles Schwab & Co., Inc. FBO David A. Todd (4)	7,250	7,250	0	*
Charles Schwab & Co., Inc. FBO David and Marlene Spolane, TIC (4)	5,000	5,000	0	*
Charles Schwab & Co., Inc. FBO E. Holt Williams, IRA Rollover (4)	3,500	3,500	0	*
Charles Schwab & Co., Inc. FBO Edward and Barbara Hansen Family Partnership Ltd #2 (4)	2,800	2,800	0	*
Charles Schwab & Co., Inc. FBO Greg Kung (4)	15,000	15,000	0	*
Charles Schwab & Co., Inc. FBO J&S Black FLP (4)	8,400	8,400	0	*
Charles Schwab & Co., Inc. FBO John C. Middleton Jr. (4)	3,500	3,500	0	*
Charles Schwab & Co., Inc. FBO King Investment Advisors, Inc. (15)	16,000	16,000	0	*
Charles Schwab & Co., Inc. FBO Magnolia Charitable Trust (4)	5,750	5,750	0	*
Charles Schwab & Co., Inc. FBO Mary L. G. Theroux Charitable Remainder Unitrust (4)	8,000	8,000	0	*
Charles Schwab & Co., Inc. FBO Mary L. G. Theroux Revocable Living Trust (4)	8,750	8,750	0	*
Charles Schwab & Co., Inc. FBO Nesting Ltd Partnership (4)	3,100	3,100	0	*
Charles Schwab & Co., Inc. FBO Richard A. and Sandra S. Greenstone, JTWROS (4)	3,000	3,000	0	*
Charles Schwab & Co., Inc. FBO Roger E. King, Separate Property (4)	16,500	16,500	0	*
Charles Schwab & Co., Inc. FBO Wylie R. Barrow Jr. and Rosalind K. Barrow, JTWROS (4)	4,200	4,200	0	*
Concentrated Alpha Partners (16)	83,330	83,330	0	*
Dale McCleary	2,000	2,000	0	*
Dallas Parker (1) (17)	31,816	14,350	7,466	*
Daniel Silverman (1) (18)	98,094	10,000	88,094	*
David Cury (1)	10,000	10,000	0	*
Denise Heiser	1,740	1,740	0	*
Dow Chemical Employees’ Retirement Plan (12)	170,000	170,000	0	*
EBS MicroCap Partners (19)	44,360	44,360	0	*
EBS Partners (19)	154,500	154,500	0	*
Endeavor Asset Management LP (20)	25,000	25,000	0	*
Eric F. Yuhl 2002 Revocable Trust (1) (21)	20,000	20,000	0	*
Exploration Capital Partners Limited Partnership (1) (22)	420,437	420,437	0	*
Fountainhead Special Value Fund (4)	53,000	53,000	0	*
Frederick W. Zimmerman (23)	100,000	100,000	0	*
George F. Wood	50,000	50,000	0	*
Gerhard C. J. Jansen (1)	5,000	5,000	0	*
GK Holt Company, Inc. mppp FBO Philip Morgan (1) (24)	14,350	14,350	0	*
Global Resource Investments Ltd. (25)	19,876	19,876	0	*
Graziadio Investment Company, a California Limited Partnership (26)	182,670	182,670	0	*
Greg H. Kubicek	54,800	54,800	0	*
HFR HE Advantage Master Trust (11)	29,650	29,650	0	*
HFR HE Systematic Master Trust (27)	40,000	40,000	0	*
Holcomb Oil and Gas, Inc. (1) (28)	18,690	18,690	0	*
J. Curtis Henderson (1)	15,220	15,220	0	*
J. Steven Emerson IRA R/O II (29)	250,000	250,000	0	*
JVL Global Energy (30)	11,920	11,920	0	*

Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Being Offered Hereby	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
JVL Global Energy (QP) LP (30)	17,880	17,880	0	*
Ken F. Womack	6,960	6,960	0	*
Laborer’s District Council & Contractors of Ohio Pension Fund (11)	30,000	30,000	0	*
Laddia A. Whittier 1966 Trust (1) (31)	42,384	42,384	0	*
Laddia A. Whittier 1981 Trust (1) (32)	140,615	140,615	0	*
Lieven J. Van Riet (1)	30,000	30,000	0	*
Louis Davis (1)	5,000	5,000	0	*
MDW & Associates, LLC (1) (33)	10,000	10,000	0	*
Mercaldo Family Trust Dated October 8, 2002 (1) (34)	37,400	37,400	0	*
Michael B. Young IRA (1) (35)	90,450	16,960	73,490	*
Michael Klass	4,180	4,180	0	*
Michael R. Lance	8,350	8,350	0	*
MOA All American Fund, Small Cap (36)	74,100	74,100	0	*
Mutual of America Aggressive Equity Fund Value (36)	302,200	302,200	0	*
Mutual of America Aggressive Value (36)	14,600	14,600	0	*
Mutual of America Institutional Funds, Inc. All America Fund (36)	9,100	9,100	0	*
Naufal Capital LP (37)	30,000	30,000	0	*
Navitas Fund LP (30)	8,700	8,700	0	*
New York State Nurses Association Pension Plan (12)	100,000	100,000	0	*
Northwestern Mutual (38)	565,000	565,000	0	*
Ohio Carpenter’s Pension Fund (12)	50,000	50,000	0	*
Oregon Investment Council (12)	300,000	300,000	0	*
Park West Investors LLC (39)	163,180	163,180	0	*
Park West Partners International LTD (40)	36,820	36,820	0	*
Pleiades Investment Partners-R, LP (41)	88,000	88,000	0	*
Potomac Capital Partners LP (41)	132,000	132,000	0	*
Potomac International Limited (41)	80,000	80,000	0	*
Rabke Family Trust (4)	6,000	6,000	0	*
Raymond D. Sphire, Jr. (1)	10,000	10,000	0	*
Retirement Program for Employees of Union Carbide Corporation (12)	130,000	130,000	0	*
RL Capital Partners, L.P. (42)	25,000	25,000	0	*
Ronin Resources, LLC (1) (43)	20,000	20,000	0	*
Shirley P. Rabke (4)	10,000	10,000	0	*
Smoke Holdings, Ltd. (44)	40,000	40,000	0	*
The Stanley and Linda Gerlach Family Trust (1) (45)	17,000	17,000	0	*
Stratford Partners (46)	25,000	25,000	0	*
Terry Rhodes Joyner 1975 Trust (1) (47)	39,396	39,396	0	*
Texas Independent Exploration Limited (48)	195,041	195,041	0	*
UBS Financial Services Inc. Custodian FBO James E. Brasher, IRA Rollover (4)	3,500	3,500	0	*
UBS Financial Servces Inc. Custodian FBO Bill Ham (4)	34,500	34,500	0	*
UBS Financial Services Inc. Custodian FBO Bill Ham, IRA Rollover (4)	12,000	12,000	0	*
UBS Financial Services Inc. Custodian FBO Emily L. Todd (4)	10,000	10,000	0	*
UBS Financial Services Inc. Custodian FBO Lucie W. Todd (4)	15,000	15,000	0	*

Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Being Offered Hereby	Number of Shares of Common Stock Owned After Completion of the Offering	Percentage of Shares of Common Stock Owned After Completion of the Offering
United Capital Management (49)	125,000	125,000	0	*
US Bank, Na Custodian FBO H J Foster, IRA Rollover (4)	9,000	9,000	0	*
US Bank, Na Custodian FBO King Investment Advisors, Inc. Profit Sharing Plan (4)	8,250	8,250	0	*
US Bank, Na Custodian FBO Rene Drouin and Julie Drouin, JTWROS (4)	2,500	2,500	0	*
US Bank, Na Custodian FBO Robert H. Dunlap Irrevocable Trust # 101 Dtd 04-02-1987 (4)	3,250	3,250	0	*
US Bank, Na Custodian FBO Fsb & Co. U/A Dtd 12/04/02 (4)	4,500	4,500	0	*
Van Simmons (1)	10,000	10,000	0	*
Wells Fargo Bank, Na Custodian FBO Houston Pilot Pension Plan & Trust (50)	160,000	160,000	0	*
Whittier Ventures LLC (1) (51)	1,923,960	906,330	1,017,630	8.1%
William R. Lang IRA	5,000	5,000	0	*
Total		7,386,022

* Less than one percent.

(1)                    This selling stockholder participated in a private placement of Whittier’s equity securities that closed on June 30, 2004 and purchased one or more units, each consisting of 5,000 shares of common stock and a warrant to purchase 5,000 shares of common stock at an exercise price of $7.50 per share.

(2)                    Adam J. Rhodes, as co-trustee of the Adam J. Rhodes 1981 Trust, may be deemed to have voting and investment control with respect to the common stock held by the trust.

(3)                    Bryce Rhodes is the President of Adventure Seekers Travel and a trustee of the Bryce W. Rhodes 1975 Trust and as such exercises voting and investment control over the shares held by these selling stockholders. Mr. Rhodes is President and Chief Executive Officer and a member of the board of directors of Whittier.

(4)                    King Investment Advisors, Inc. is the investment advisor to this selling stockholder. Robert E. King is the President of the investment advisor and has voting and investment control over the shares held by this selling stockholder.

(5)                    Raymond Garea is the Chief Executive Officer of Axia Capital Management, LLC, which is the investment manager of this selling stockholder. By virtue of his position with Axia Capital Management, LLC, Mr. Garea exercises voting and investment control over the shares held by this selling stockholder.

(6)                    Raymond Garea is the Chief Executive Officer of Axia Capital Management, LLC, which is the general partner of this selling stockholder. By virtue of his position with Axia Capital Management, LLC, Mr. Garea exercises voting and investment control over the shares held by this selling stockholder.

(7)                    BBT Genpar, L.P. is the general partner of BBT Fund, L.P., and BBT-FW, Inc., is the general partner of BBT Genpar, L.P. Sid R. Bass holds voting and investment control over the shares held by this selling stockholder.

(8)                    The Graziadio Family Trust holds ownership control of Beachstone Joint Venture LTD. As co-trustees of the Graziadio Family Trust, Phil Bardack and William Lang may be deemed to have voting and investment control with respect to the Whittier securities held by Beachstone Joint Venture Ltd.

(9)                    CastleRock Asset Management, Inc. is the investment advisor to this selling stockholder. Maria Lamari Burden is the Chief Financial Officer of the investment advisor and as such may be deemed to have voting and investment control over the shares held by this selling stockholder.

(10)              Rajesh Idnani is the Manager of Blueprint Partners LP and as such exercises voting and investment control over the shares held by this selling stockholder.

(11)              Robert T. Jones is the Portfolio Manager of Boston Partners Asset Management, LLC, which is the investment advisor of this selling stockholder. By virtue of his position with Boston Partners Asset Management, LLC, Mr. Jones exercises voting and investment control over the shares held by this selling stockholder.

(12)              Wellington Management Company, LLP is the investment adviser of this selling stockholder and as such exercises voting and investment control over the shares held by this selling stockholder.

(13)              CastleRock Asset Management, Inc. is the general partner of this selling stockholder. Maria Lamari Burden is the Chief Financial Officer of the general partner and as such may be deemed to have voting and investment control over the shares held by this selling stockholder.

(14)              Charles O. Buckner is a member of Whittier’s board of directors.

(15)              Robert E. King is the President of King Investment Advisors, Inc. this selling stockholder and has voting and investment control over the shares held by this selling stockholder.

(16)              CAP Genpar, L.P. is the general partner of Concentrated Alpha Partners, L.P., and CAP-FW Inc., is the general partner of CAP Genpar, L.P. Sid R. Bass exercises voting and investment control over the shares held by this selling stockholder.

(17)              Dallas Parker is the Corporate Secretary of Whittier.

(18)              Daniel Silverman is the Chief Operating Officer of Whittier.

(19)              Paul Crichton is the Director of Trading of EBS Asset Management, which is the investment advisor of this selling stockholder. By virtue of his position with the investment advisor, Mr. Crichton exercises voting and investment control over the shares held by this selling stockholder.

(20)              Patrick Tully is the general partner of Endeavor Asset Management L.P. and as such exercises voting and investment control over the shares held by this selling stockholder.

(21)              Eric F. Yuhl is the sole trustee of the Eric F. Yuhl 2002 Revocable Trust and therefore has voting and investment control of the Whittier securities owned by the trust.

(22)              Resource Capital Investment Corporation is the general partner of this selling stockholder. Arthur Richards Rule is the President of the general partner and as such may be deemed to have voting and investment control over the shares held by this selling stockholder.

(23)              Mr. Zimmerman is the sole owner of Texas Independent Exploration Limited. See Note 48.

(24)              Phillip Morgan is the trustee of this selling stockholder and has sole voting and investment control over the shares held by this selling stockholder.

(25)              Arthur Richards Rule and Bonnie Rule are co-trustees of the Rule Family Trust udt 12/17/98, which owns 100% of the general partner of Global Resource Investments Ltd., and therefore may be deemed to have voting and investment control with respect to the Whittier securities held by Global Resource Investments Ltd., a registered broker/dealer. Whittier issued 9,938 shares of common stock and a warrant for 9,938 shares of common stock exercisable at $7.50 per share to Global Resource Investments Ltd. as payment for services rendered as a placement agent in connection with the June 2004 private offering

(26)              Mary Lou Area, Alida Calvillor and G. Louis Graziadio III have voting and investment control over the shares held by this selling stockholder.

(27)              CastleRock Asset Management, Inc. is the trading manager of this selling stockholder. Maria Lamari Burden is the Chief Financial Officer of the trading manager and as such may be deemed to have voting and investment control over the shares held by this selling stockholder.

(28)              W.J. Holcomb is the President of this selling stockholder and has voting and investment control over the shares held by this selling stockholder.

(29)              J. Steven Emerson has voting and investment control over the shares held by this selling stockholder.

(30)              John V. Lovoi is the Portfolio Manager of JVL Advisors, LLC, which is the general partner of this selling stockholder. By virtue of his position with the general partner, Mr. Lovoi exercises voting and investment control over the shares held by this selling stockholder.

(31)              Capital Guardian Trust Company is the sole trustee of the Laddia A. Whittier 1966 Trust.

(32)              As a co-trustee of the Laddia A. Whittier 1981 Trust, Laddia A. Whittier is deemed to have voting and investment control of the shares of common stock held by the trust. Capital Guardian Trust Company is the other co-trustee.

(33)              Michael D. Winn is the sole manager and controlling member of MDW & Associates, LLC, and therefore has voting and investment control of the Whittier securities held by that company.

(34)              As co-trustees of this selling stockholder, Edward L. Mercaldo and Karen A. Mercaldo may be deemed to have voting and investment control over the shares held by this selling stockholder.

(35)              Michael B. Young is Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Whittier.

(36)              Stephen Rich is the Portfolio Manager of this selling stockholder and as such has voting and investment control over the shares held by this selling stockholder.

(37)              Elie Naufal is the Portfolio Manager of Naufal Capital LLC, which is the investment manager of this selling stockholder. By virtue of his position with the investment manager, Mr. Naufal exercises voting and investment control over the shares held by this selling stockholder.

(38)              Jerome R. Baier is the Portfolio Manager for Northwestern Investment Management Company, which is the investment advisor of this selling stockholder. By virtue of his position with the investment advisor, Mr. Baier exercises voting and investment control over the shares held by this selling stockholder.

(39)              Peter. S. Park is the managing member of Park West Asset Management, LLC, which is the managing member of this selling stockholder. By virtue of his position with the managing member, Mr. Park exercises voting and investment control over the shares held by this selling stockholder.

(40)              Peter. S. Park is the managing member of Park West Asset Management, LLC, which is the investment manager of this selling stockholder. By virtue of his position with the investment manager, Mr. Park exercises voting and investment control over the shares held by this selling stockholder.

(41)              Paul J. Solit is President of Potomac Capital Management, Inc., which is the investment advisor of this selling stockholder. By virtue of his position with the investment advisor, Mr. Solit exercises voting and investment control over the shares held by this selling stockholder.

(42)              Ronald M. Lazan is the managing member of RL Capital Management, LLC, which is the general partner of this selling stockholder. By virtue of his position with the general partner, Mr. Lazan exercises voting and investment control over the shares held by this selling stockholder.

(43)              Michael Lance is the President of Ronin Resources, LLC and has voting and investment control over the shares held by this selling stockholder.

(44)              Greg H. Kubicek has voting and investment control of the Whittier securities held by Smoke Holdings, Ltd.

(45)              As co-trustees of the Stanley and Linda Gerlach Family Trust, Stanley W. Gerlach, Jr. and Linda B. Gerlach have voting and investment control of the Whittier Securities held by the trust.

(46)              Chad Comiteau is the general partner of this selling stockholder. Mr. Comiteau and Mark Fain exercise voting and investment control over the shares held by this selling stockholder.

(47)              Terry Whittier is the sole trustee of the Terry Rhodes Joyner 1975 Trust and therefore has voting and investment control of the Whittier common stock held by the trust.

(48)              Frederick W. Zimmerman is the sole owner of Texas Independent Exploration Limited and therefore has voting and investment control over the securities held by this selling stockholder.

(49)              James A. Lustig is a Principal of United Capital Management, Inc. and has voting and investment authority of the shares held by this selling stockholder.

(50)              Juanita Webb is the Assistant Vice President of Wells Fargo Bank and has voting and investment control over the shares held by this selling stockholder.

(51)              Arlo Sorensen is the co-trustee of seventeen trusts that are members of Whittier Ventures, LLC. The seventeen trusts constitute a majority of the outstanding membership interests of Whittier Ventures, LLC, therefore Mr. Sorensen, who is a member of Whittier’s board of directors, is deemed to have voting and investment control over the shares held by this selling shareholder.

PLAN OF DISTRIBUTION

Our common stock is being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds from the offering of the common stock by the selling stockholders, although we could receive up to $4,274,535 upon the exercise of warrants described in this prospectus.

We have been advised by the selling stockholders that the selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time on any exchange, over-the-counter market or through any facility on which the securities are listed or traded on terms to be determined at the times of such sales, directly or through brokers or dealers. The selling stockholders may also make private sales directly or through brokers or dealers. Any of the selling stockholders may from time to time offer the common stock beneficially owned by them through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions (which could be more than the customary amount) from the selling stockholders and the purchasers of the common stock for whom they may act as agent or to whom they sell as principal or both. In compliance with the guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus or any applicable prospectus supplement.

The selling stockholders may agree to indemnify any broker, dealer or agent, relating to the sale or distribution of the shares against various liabilities, including liabilities under the Securities Act.

The common stock may be sold from time to time in one or more types of transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of our common stock or securities convertible into or exchangeable for our common stock in the course of hedging the positions they assume. The selling stockholders may also sell our common stock short, loan or pledge our common stock, or enter into options or other transactions with broker-dealers or others that in each such case may require the delivery of our common stock to such persons or entities that in turn may sell such securities. Any selling stockholder may pledge or grant a security interest in some or all of our common stock owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of the prospectus. The selling stockholders may effect sales through put or call options transactions and may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such transactions and short sales. In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule

144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or such other available exemption. Sales may be effected pursuant to any method or combination of methods described in this prospectus.

At the time a particular offering of shares of our common stock covered by this prospectus is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. In addition, upon notification by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Our outstanding common stock is listed on the Nasdaq National Market. However, we can give no assurances as to the liquidity or trading market for the common stock.

Selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. In connection with the June 2005 private placement of our Series A preferred stock, we granted the placement agent, for a period of one year following the offering, a right of first refusal to act as no less than co-lead underwriter and sole book runner or no less than sole placement agent in connection with any subsequent public or private equity offering.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

Subject to and in accordance with Regulation M and other applicable securities rules, any underwriters, brokers or dealers who participate in an offering may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•                  Over-allotments involving sales in excess of the offering size, creating a short position. Any underwriters, brokers or dealers may elect to reduce a short position by exercising some or all of any over-allotment option.

•                  Stabilizing and short covering purchases. Stabilizing bids or purchases to prevent or retard the decline in the market price of our common stock are permitted if they do not exceed a specified maximum price. Stabilizing transactions may include making short sales of our common stock and purchasing common stock by exercise of an over-allotment option or by purchasing shares in the open market.

•                  Penalty bids. Penalty bids permit any representatives to reclaim concessions from a syndicate member for the shares purchased in stabilizing or short covering transactions.

The above-mentioned activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, if the common stock is listed on such market, in the over-the-counter market or otherwise. Also, until such time when a stabilizing bid may have been made, some of the broker-dealers who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market.

We will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (a) the sale pursuant to the shelf registration statement or Rule 144 under the Securities Act of all the shares of common stock covered by this prospectus, (b) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, or the availability of any other exemption permitting sales without restriction, and (c) the date all common stock covered by this prospectus cease to be outstanding.

LEGAL MATTERS

The validity of the issuance of the common stock covered by this prospectus has been passed upon for us by Thompson & Knight LLP, Houston, Texas.

EXPERTS

The consolidated financial statements for the years ended December 31, 2005 and 2004 incorporated in this prospectus by reference from Whittier Energy Corporation’s Annual Report on Form 10-KSB have been audited by Grant Thornton LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and is incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

Whittier’s estimated proved reserves as of December 31, 2005 and 2004 are based on an independent evaluation prepared by H.J. Gruy and Associates, Inc., an independent evaluation prepared by WZI, Inc., with respect to Whittier’s interest in the Round Mountain Unit, and internal estimates for certain royalty interests representing less than 1% of Whittier’s total year-end estimated proved reserves for the year ended December 31, 2004. These estimates are included and incorporated herein by reference in reliance on the authority of each such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms located at 100 F Street N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, www.whittierenergy.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

Whittier Energy Corporation

333 Clay Street

Suite 700

Houston, Texas 77002

(713) 850-1880

The SEC rules allow us to incorporate by reference information into this prospectus. This means we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Accordingly, we incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed furnished and not filed in accordance with SEC rules, and no such information shall be deemed specifically incorporated by reference hereby):

•                  our annual report on Form 10-KSB for the fiscal year ended December 31, 2005;

•                  all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus and before the termination of this offering.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

Included in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements. The words “will,” “should,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict,” “plan” and similar expressions are also intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements regarding:

•                  estimates of proved reserve quantities and net present values of those reserves;

•                  estimates of probable and possible reserve quantities;

•                  reserve potential;

•                  business strategy;

•                  estimates of future commodity prices;

•                  amounts and types of capital expenditures and operating expenses;

•                  expansion and growth of our business and operations;

•                  expansion and development trends of the oil and natural gas industry;

•                  production of oil and natural gas reserves;

•                  exploration prospects;

•                  wells to be drilled, and drilling results;

•                  operating results and working capital; and

•                  future methods and types of financing.

Such forward-looking statements involve assumptions and are subject to known and unknown risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the assumptions reflected in such forward-looking statements are reasonable, we can give no assurance that such assumptions will prove to have been correct. You should read the section entitled “Risk Factors” for a discussion of some of the factors that may affect these assumptions. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update them.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (all of which are estimated) to be paid by the registrant in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$8,035
Printing expenses	30,000
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Engineering fees and expenses	2,500
Miscellaneous	2,500
Total	73,035

Item 15. Indemnification of Officers and Directors

Whittier is incorporated in the State of Nevada. Article 8 of our articles of incorporation require us to indemnify our officers and directors to the fullest extent permitted by Nevada law as the same exists or may hereafter by amended. Pursuant to NRS Section 78.7502, a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding under certain circumstances and provided that, among other things, he or she:

•                  did not breach his or her fiduciary duties as a director or officer in a manner which involved intentional misconduct, fraud or a knowing violation of law; and

•                  acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 8.1 of the our bylaws require us, to the maximum extent permitted by law, to indemnify each officer and director against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person has served as an officer, agent or director of Whittier, or is or was a director or officer of Whittier serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. The right to indemnification conferred by our bylaws will be presumed to have been relied upon by our directors, officers, employees and agents and will be enforceable as a contract right and inure to the benefit of heirs, executors and administrators of such individuals. In addition, Section 8.2 of our bylaws permit our Board of Directors to confer upon any of our employees or agents the rights to indemnification and prepayment of expenses that are conferred to our directors and officers by Section 8.1 of our bylaws.

Our board of directors is authorized, on our behalf, to enter into, deliver and perform agreements or other arrangements to provide any indemnitee with specific rights of indemnification in addition to the rights provided hereunder to the fullest extent permitted by Nevada law. Such financial arrangements may include:

•                  the creation of a trust fund;

•                  the establishment of a program of self-insurance;

•                  the securing of our obligation of indemnification by granting a security interest or other lien on any of our assets; or

•                  the establishment of a letter of credit, guaranty or surety.

Whittier currently maintains director and officer liability insurance providing insurance protection for specified liabilities under specified terms.

The foregoing bylaw provisions may be amended by our stockholders only by the affirmative vote of the holders of a majority of the shares of our issued and outstanding capital stock entitled to vote at any regular or special meeting of stockholders, provided that no amendment or repeal of such bylaw provisions will adversely affect the indemnification rights of any indemnitee existing at the time such repeal or amendment becomes effective. However, no amendment of the bylaws will diminish or adversely affect any rights to indemnification or prepayment of expenses granted under Section 8.1 that have vested prior to the date that such amendment or other corporate action is taken.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to these provisions or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above discussion of Whittier’s articles of incorporation, bylaws, and Nevada law is not intended to be exhaustive and is respectively qualified in its entirety by such articles, bylaws, and applicable Nevada statutes.

In connection with our June 15, 2005 private placement of common stock, we entered into a placement agreement with Friedman, Billings, Ramsey & Co., Inc. setting forth the terms and conditions upon which that firm, as the placement agent, agreed to offer subscriptions for the shares of Series A preferred stock sold in the private placement. The placement agreement provides that our obligations to sell the shares of Series A preferred stock and the obligations of the purchasers are subject to certain conditions. Pursuant to the placement agreement, we have agreed to indemnify the placement agent and holders of the Series A preferred stock, and such holders are required to indemnify us and our officers, directors and other affiliates, against certain liabilities, including liabilities under the securities laws, and the indemnified parties have a right to contribution for payments that they may be required to make in respect of those liabilities.

Item 16. Exhibits

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.	Description
2.1

Agreement and Plan of Merger dated April 18, 2005 by and among Whittier Energy Corporation, RPC Acquisition Company, Inc. and RIMCO Production Company, Inc., incorporated by reference to Exhibit 2.1 of Whittier’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 and filed on May 13, 2005.

4.1

Registration Rights Agreement dated June 15, 2005, between Whittier Energy Corporation and Friedman, Billings, Ramsey & Co., Inc., incorporated by reference to Exhibit 10.3 of Whittier’s Form 8-K filed June 21, 2005.

4.2

Registration Rights Agreement, dated September 9, 2003, by and among Whittier Energy Company on behalf of its shareholders and Olympic Resources Ltd. on behalf of certain holders of Whittier’s warrants, options, or both, incorporated by reference to Exhibit 4.1 of Whittier’s Form 8-K filed September 25, 2003.

4.3

Senior Revolving Credit Facility dated June 15, 2005, among Whittier Energy Corporation, as Borrower, and BNP Paribas, as Administrative Agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 of Whittier’s Form 8-K filed June 21, 2005.

4.4

Guaranty and Pledge Agreement dated June 15, 2005, made by Whittier Energy Corporation and certain of its subsidiaries, as Obligors, in favor of BNP Paribas, as Administrative Agent, incorporated by reference to Exhibit 10.1 of Whittier’s Form 8-K filed June 21, 2005.

5.1*	Opinion of Thompson & Knight LLP.

Exhibit No.	Description
23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of H.J. Gruy and Associates, Inc.

23.3*	Consent of WZI, Inc.

23.4*	Consent of Thompson & Knight LLP (included in Exhibit 5.1).

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)                                  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(b)                                 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)                                 That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to the date of first use.

(e)                                  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f)                                    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on April 3, 2006.

WHITTIER ENERGY CORPORATION

By:	/s/ Bryce W. Rhodes
Bryce W. Rhodes
President and Chief Executive Officer

By:	/s/ Michael B. Young
Michael B. Young
Chief Financial Officer

Each person whose signature appears below authorizes Bryce W. Rhodes and Michael B. Young, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ Bryce W. Rhodes	President and	April 3, 2006
Bryce W. Rhodes	Chief Executive Officer Director (Principal Executive Officer)

/s/ James A. Jeffs	Chairman of the Board	April 3, 2006
James A. Jeffs

/s/ Charles O. Buckner	Director	April 3, 2006
Charles O. Buckner

/s/ David A. Dahl	Director	April 3, 2006
David A. Dahl

/s/ David B. Kilpatrick	Director	April 3, 2006
David B. Kilpatrick

/s/ Ray R. Seegmiller	Director	April 3, 2006
Ray R. Seegmiller

/s/ Arlo G. Sorensen	Director	April 3, 2006
Arlo G. Sorensen

INDEX TO EXHIBITS

Exhibit No.	Description
2.1

Agreement and Plan of Merger dated April 18, 2005 by and among Whittier Energy Corporation, RPC Acquisition Company, Inc. and RIMCO Production Company, Inc., incorporated by reference to Exhibit 2.1 of Whittier’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 and filed on May 13, 2005.

4.1

Registration Rights Agreement dated June 15, 2005, between Whittier Energy Corporation and Friedman, Billings, Ramsey & Co., Inc., incorporated by reference to Exhibit 10.3 of Whittier’s Form 8-K filed June 21, 2005.

4.2

Registration Rights Agreement, dated September 9, 2003, by and among Whittier Energy Company on behalf of its shareholders and Olympic Resources Ltd. on behalf of certain holders of Whittier’s warrants, options, or both, incorporated by reference to Exhibit 4.1 of Whittier’s Form 8-K filed September 25, 2003.

4.3

Senior Revolving Credit Facility dated June 15, 2005, among Whittier Energy Corporation, as Borrower, and BNP Paribas, as Administrative Agent, and the lenders party thereto, incorporated by reference to Exhibit 10.1 of Whittier’s Form 8-K filed June 21, 2005.

4.4

Guaranty and Pledge Agreement dated June 15, 2005, made by Whittier Energy Corporation and certain of its subsidiaries, as Obligors, in favor of BNP Paribas, as Administrative Agent, incorporated by reference to Exhibit 10.1 of Whittier’s Form 8-K filed June 21, 2005.

5.1*	Opinion of Thompson & Knight LLP.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of H.J. Gruy and Associates, Inc.

23.3*	Consent of WZI, Inc.

23.4*	Consent of Thompson & Knight LLP (included in Exhibit 5.1).